Exhibit 99.1

SilverCrest Announces New Discovery at Ermitaño El Durazno Target

TSX: SVL   NYSE MKT: SVLC

VANCOUVER, Feb. 19, 2015 /CNW/ - SilverCrest Mines Inc. (the "Company" or "SilverCrest") is pleased to announce initial results of exploration drilling at the El Durazno Target within the 100% held Ermitaño I concession in Sonora, Mexico.  Nine (9) shallow drill holes, totalling an estimated 2,656 metres have been completed. The objective was to initially drill test surface mineralization for potential open pit targets. El Durazno is the first of several targets identified by surface work to be drilled in the Ermitaño I & II and Cumobabi concessions. Please refer to news releases dated January 14, 2014 and November 18, 2014 on the Company's website at www.silvercrestmines.com for more information.

N. Eric Fier, CPG, P.Eng., President & COO stated; "This is the first known exploration drilling within the Ermitaño concessions. This drilling has resulted in the discovery of near surface gold and silver mineralization at El Durazno which we believe confirms a potential low grade oxide open pit target. Since it is adjacent to the Company's Santa Elena facilities which includes leach pad capacity, small lower grade discoveries can potentially become economic deposits.  We expect to carry out additional exploratory work in 2015 at El Durazno and will concurrently advance the exploration program in nearby target areas within the Ermitaño and Cumobabi concessions. We are confident that further attractive targets will be discovered within this developing regional trend."

The Ermitaño I and II concessions (see Figure 1) are located within an 8 kilometre radius of the Company's low cost high-grade epithermal silver and gold producing Santa Elena Mine. These concessions, comprising, an estimated 16,526 hectares, are located along the same "developing regional" trend of mineralization that hosts the Company's Santa Elena Mine. The defined trend is approximately 10 kilometres wide and 20 kilometres long and strikes Northwest-Southeast. The concessions host Late Cretaceous andesite and rhyolite volcanic rocks with major structures controlling the Santa Elena silver and gold low sulphidation epithermal mineralization. An exploration program completed in 2014 has tested outcropping widespread epithermal mineralization in several defined main targets including:

1.	El Durazno. Comprises of two parallel east-west trending corridors of veining and stockwork mineralization with thickness ranging from 4 metres to 50 metres with outcropping for a defined cumulative strike length of approximately 900 metres. The first corridor (see attached Figure 2) is defined by outcropping of veining and stockwork in an area of 400 metres along strike and 50 metres wide with a total of 86 surface channel samples averaging 1.28g/t Au. The second corridor is defined by outcropping of veining and stockwork in an area of 500 metres along strike and 50 metres wide with 129 surface channel samples averaging 0.34g/t gold, trace silver. Evidence based on epithermal textures and more detailed mineralogical studies suggest a shallower level exposure in a low sulphidation epithermal environment compared to Santa Elena.
2.	Ermitaño West. Contains a network of low sulphidation east–west trending epithermal veins and stockwork within an area of 1,200 metres long 600 metres wide with 546 surface channel samples averaging 0.17g/t Au with surface grades up to 4.8 gpt gold, trace silver over 2.5 metres. Vein textures suggest a shallower level of exposure in the low sulphidation epithermal environment compared to Santa Elena.
3.	Ermitaño East. Is an east–west trending galena bearing silver vein system with indications of two different levels of epithermal exposure (deep and shallow) compared to Santa Elena. Several select surface channel samples over 0.1 to 2.0 metres grade over 300 gpt silver.
4.	Veta Valentina. Hosts a 1.2 kilometres long and 10 metres wide east-west trending structural corridor with low sulphidation epithermal veining. Results to date show 37 individual surface channel samples from a central zone (50 metres long – 10 metres wide) averaging 1.34g/t gold and 33.2g/t silver.

The Cumobabi concession was recently acquired from Evrim Resources Corp. and consists of 25,221 hectares adjacent to Ermitano concessions (see Figure 1). The Company is currently completing surface work to prioritize targets for future work. Total concession hectares held by the Company at Santa Elena, Cumobabi and Ermitano I & II is 51,172 hectares.

The most significant assay results from this initial exploration drilling program at El Durazno target are shown in the following table (see also Figures 2 & 3).  Intervals are considered near-true thickness.

Hole ID	From (m)	To (m)	Interval (m)	Au gpt	Ag gpt
ED-14-001	131.0	132.6	1.6	0.27	3.9
ED-14-003	116.5	118.0	1.5	0.21	1.3
ED-14-005	40.5	60.0	19.5	0.61	4.1
including	46.1	60.0	13.9	0.72	4.3
including	54.0	57.0	3.0	1.17	7.1
	76.5	78.0	1.5	0.21	1.7
	85.5	93.5	8.0	0.21	1.1
	163.5	169.0	5.5	0.36	1.3
including	165.0	169.0	4.0	0.42	0.75
	185.0	198.0	13.0	0.86	14.1
including	193.4	198.0	4.6	2.10	35.5
	263.1	265.3	2.2	0.25	7.6
ED-14-006	74.4	95.3	21.0	0.21	3.0
including	90.3	95.3	5.0	0.36	6.7
	144.3	146.3	2.0	0.38	1.9
ED-14-007	69.0	72.0	3.0	0.24	1.6
ED-14-008	53.0	54.2	1.2	0.22	3.4
	175.0	191.7	16.7	0.42	13.2
including	189.2	191.7	2.5	1.58	58.8
ED-14-009	65.0	90.0	25.0	0.59	2.5
including	65.0	70.0	5.0	1.00	1.9
including	82.3	90.0	7.7	1.11	4.2
Note: All numbers rounded

All sample analyses were completed by Inspectorate Labs of Reno, NV. Holes ED-14-002 and 004 had no significant values.

Of the board approved 2015 exploration budget totalling US$2.8 million, in respect to the Company's organic growth program for Sonora, Mexico, the exploration budget for the Ermitaño I & II and Cumobabi concessions is US$2.3 million. Exploration work will consist of approximately 6,000 metres of drilling and advance surface regional exploration program to delineate additional targets.

The Qualified Person under National Instrument 43-101 for this news release is N. Eric Fier, CPG, P.Eng, President and COO for SilverCrest, who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest flagship property is the 100%-owned Santa Elena Mine, located 150 kilometres northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a highgrade, epithermal silver and gold producer, with an estimated life of mine of 7 years at an average operating cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average of 1.5 million ounces of silver and 32,800 ounces of gold per annum over the current reserve life. Exploration programs continue to result in new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future and include, without limitation, statements with respect to: the economic viability of a project; strategic plans and expectations for the development of the Company's operations and properties; the amount of mineral reserves and mineral resources; the amount of future production of gold and silver over any period; the amount of expected grades and ounces of metals and minerals; cash operating costs; and life of mine.

These forward-looking statements relate to analyses and other information that are based on, without limitation, the following estimates and assumptions:  the presence of and continuity of metals at the Company's projects; cost of production and productivity levels; plant and equipment function as anticipated; the availability of skilled labour; contracted parties provide goods and services on agreed time frame; ability to develop and finance projects; accuracy of the interpretations and assumptions used in calculating reserve and resource estimates; and operations not being disrupted or delayed by unusual geological or technical problems.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company's ability fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; and risks related to governmental regulations and obtaining necessary licenses and permits.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

SOURCE SilverCrest Mines Inc.

Image with caption: "Durazno Figure 1 (CNW Group/SilverCrest Mines Inc.)". Image available at: http://photos.newswire.ca/images/download/20150219_C4224_PHOTO_EN_12332.jpg

Image with caption: "Durazno Figure 2 (CNW Group/SilverCrest Mines Inc.)". Image available at: http://photos.newswire.ca/images/download/20150219_C4224_PHOTO_EN_12333.jpg

Image with caption: "Durazno Figure 3 (CNW Group/SilverCrest Mines Inc.)". Image available at: http://photos.newswire.ca/images/download/20150219_C4224_PHOTO_EN_12334.jpg

%CIK: 0001275166

For further information: Fred Cooper, Telephone: (604) 694-1730 ext. 108, Fax: (604) 694-1761, Toll Free: 1-866-691-1730, Email: info@silvercrestmines.com, Website: www.silvercrestmines.com, Suite 501 - 570 Granville Street, Vancouver, BC Canada V6C 3P1

CO: SilverCrest Mines Inc.

CNW 09:47e 19-FEB-15